

Mail Stop 7010

March 14, 2008

Richard M. Fowler
Executive Vice President – Finance and Chief Financial Officer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

> **Re: Texas Industries, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Form 10-Q for the Period Ended November 30, 2007**
> **File No. 1-4887**

Dear Mr. Fowler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2007

Summary of Significant Accounting Policies – Real Estate and Investments, page 7

1.   Please explain to us and revise future filings to clarify the facts and circumstances that lead to the investment distributions during the period ended November 30, 2007.

Commitments, page 12

2.   We note the disclosures related to your project to expand and modernize your Oro
        Grande, California cement plant. In regard to this project, please tell us and
        revise future filings to clarify:
        - The remaining carrying value of the 1.3 million tons of existing
          production at the facility that you plan to retire and how it is being
          accounted for; and
        - How you calculated the amount of interest expense that you capitalized
          during each period of the construction and how these calculations comply
          with SFAS 34.

Stock-Based Compensation Plans, page 13

3.   Please explain to us and revise future filings to clarify the facts and circumstances
        that resulted in the credit to stock-based compensation expense during the period
        ended November 30, 2007.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        - the company is responsible for the adequacy and accuracy of the disclosure in
          the filing;

        - staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing;
          and

        - the company may not assert staff comments as a defense in any proceeding
          initiated by the Commission or any person under the federal securities laws of
          the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief